UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Commission File Number 000-26441 NOTIFICATION OF LATE FILING

(Check One):    ☒ Form 10-K    ☐ Form 11-K    ☐ Form 20-F    ☐ Form 10-Q

☐  Form N-SAR

For Period Ended: December 31, 2002
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:

Part I. Registrant Information

Clarent Corporation

Full name of registrant

N/A

Former name if applicable

700 Chesapeake Drive

Address of principal executive office (Street and number)

Redwood City, CA 94063

City, State and Zip Code

Part II. Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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☐	(b	)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c	)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Additional time will be needed for the Registrant to complete the preparation and review of the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (the “Form 10-K”). The Registrant has dedicated considerable time and effort to the filing of (i) the restatement of previously reported financial results for fiscal year 2000, as well as the first two quarters of fiscal year 2001, and (ii) the filing of Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001, which delayed Registrant’s ability to prepare subsequent period filings. The Registrant is currently in the process of preparing its Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2002, June 30, 2002 and September 30, 2002, which have consumed a substantial portion of management’s attention and limited resources. In addition, the Registrant has recently filed a voluntary petition for reorganization under the provisions of Chapter 11 of the United States Bankruptcy Code, which has further limited the resources available to the Registrant to prepare its periodic reports. As a result of the foregoing, the Registrant requires additional time to prepare and review the financial results from the most recent fiscal period and to prepare the Form 10-K.

The Form 10-K will be filed as soon as reasonably practicable.

Part IV. Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

James B. Weil	(650) 306-7511
(Name)	(Area Code)(Telephone number)

(2)	Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

The Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2002, June 30, 2002 and September 30, 2002 have not yet been filed.

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(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates a significant change in the results of operations from the corresponding period for its last fiscal year. As previously explained in Part III above, additional time will be needed for the Registrant to prepare the financial results for the fiscal year ended December 31, 2002. Until such results are prepared and completed, Registrant cannot make accurate quantitative comparisons for those periods.

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Clarent Corporation

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 31, 2003	By:	/s/ J.B. WEIL
		Name:	James B. Weil
		Title:	President

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